Exhibit (d)(2)

STRICTLY CONFIDENTIAL

September 4, 2015

[EMPLOYEE]

VIA HAND DELIVERY

Dear [EMPLOYEE],

Reference is made to the Agreement and Plan of Merger among XPO Logistics, Inc. (“Parent”), Con-way, Inc. (the “Company”) and Canada Merger Corp., dated as of the date hereof (the “Merger Agreement”). This letter agreement (this “Letter”) will become effective upon the “Effective Time” (as defined in the Merger Agreement). If the Effective Time does not occur, this Letter will not become effective and will be null and void ab initio.

1.	Termination of Employment: We hereby agree and acknowledge that, effective as of immediately following the Effective Time, your employment with the Company and its affiliates (including Parent) will be terminated and you will be deemed to have incurred a “Severance” (as defined in the Severance Agreement (Change in Control) between you and the Company, dated as of [DATE][, as amended [DATE]] (the “CIC Agreement”)), and that you will become entitled to the payments and benefits set forth in Section 3.1 of the CIC Agreement.

2.	Waiver of Total Payment Adjustment: In consideration of the covenants and obligations referenced in Section 4 of this Letter and your provision of the Services (as defined in Section 6 of this Letter, we hereby agree that, notwithstanding anything to the contrary in your CIC Agreement, in no event will your “Total Payments” (as defined in the CIC Agreement) be reduced pursuant to Section 4 of the CIC Agreement (including Section 4.7 of the CIC Agreement).

3.	Covenant Consideration: In further consideration of the covenants and obligations referenced in Section 4 of this Letter and your provision of the Services (as defined in Section 6 of this Letter, (a) subject to the approval of the Compensation Committee of Parent’s Board of Directors, effective as of the Effective Time, you will be granted an award of fully vested shares of Parent common stock with an aggregate grant date fair value of $50,000 (the “Shares”) under the Parent’s Amended and Restated 2011 Omnibus Incentive Compensation Plan, as amended or restated from time to time, or any successor plan thereto (the “Equity Plan”), and (b) effective as of the Effective Time, the written release substantially in the form attached as Exhibit A to your CIC Agreement will be revised to provide for a mutual unconditional release by the Parent and its affiliates (including the Company and its affiliates) of you and your heirs, executors, administrators, representatives, successors and assigns (other than with respect to your obligations or restrictions arising under or referred or described in this Letter (including Annex A hereto) or with respect to any liability arising out of your fraud or willful misconduct in connection with, or relating to, your employment with the Company and its affiliates). The Shares will be subject to a lock-up on sales, offers, pledges, contracts to sell, grants of any option, right or warrant to purchase, or other transfers or dispositions, whether directly or indirectly, from the Effective Time until the third anniversary of the Effective Time (or, if earlier, your death or a “Change of Control” (as defined in the Equity Plan)) and all laws, rules, and regulations applicable to you; provided that such lock-up shall not apply to Shares withheld, sold or otherwise transferred to Parent to satisfy the applicable tax withholding in connection with the grant of the Shares.

4.	Restrictive Covenants: The covenants set forth on Annex A are hereby incorporated by reference to this Letter as if fully set forth herein.

5.

Other Agreements: This Letter shall supersede all employment and similar agreements between you and the Company (or any of its affiliates), provided that (a) except as modified hereby, the CIC Agreement shall not be superseded hereby and shall remain in full force and effect, and (b) any restrictive covenant agreements between you and the Company or its affiliates shall be in addition to the covenants reference in Section 4 of this Letter, and shall not be superseded hereby and shall remain in full force and effect.

6.	Consulting Services. Effective as of the Effective Time and continuing through March 31, 2016 (such period is referred to herein as the “Term”), at times mutually agreed upon by the parties, in an amount not to exceed approximately ten (10) hours per month, you will provide consulting services as reasonably requested by XPO for the purpose of effectively transitioning your responsibilities and related matters (collectively, the “Services”). In respect of your provision of the Services, you shall receive the payments and benefits set forth in Section 2 and Section 3 of this Letter, and you shall be reimbursed by XPO for all out-of-pocket expenses reasonably incurred in connection with your provision of Services to XPO upon presentation of appropriate documentation and in accordance with Parent’s expense reimbursement policy. Except as provided in this Section 6, you shall not receive compensation in respect of your provision of the Services. You acknowledge that you will not be an employee of Parent or the Company during the Term and your provision of the Services shall be done in your capacity as an independent contractor, and that you may not, at any time, act as a representative for or on behalf of Parent or the Company for any purpose or transaction, and may not bind or otherwise obligate Parent or the Company in any manner whatsoever without obtaining the prior written approval of Parent therefor. You and Parent hereby acknowledge and agree that all payments and benefits paid or made pursuant to this Letter represent fees for services as an independent contractor, and shall therefor be paid without any deductions or withholdings taken therefrom for taxes or for any other purpose. You further acknowledge that Parent and the Company make no warranties as to any tax consequences regarding any payment or benefit hereunder, and specifically agree that the determination of any tax liability or other consequences of any payment or benefit hereunder is your sole and complete responsibility and that you will pay all taxes, if any, assessed on such payments or benefits under the applicable laws of any federal, state, local or other jurisdiction and, to the extent not so paid, will indemnify Parent or the Company, as applicable, for any taxes so assessed against Parent or the Company, as applicable. You also agree that during the Term, you shall not be eligible to participate in any of the employee benefit plans or arrangements of Parent or the Company, or their respective affiliates.

7.	Amendment; Waiver: No provision of this Letter may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in a writing signed by you, Parent and the Company.

8.	Governing Law; Arbitration; Consent to Jurisdiction; Waiver of Jury Trial:

a.	This Letter will be governed, construed, and interpreted under the laws of the State of Michigan without giving effect to any conflict of laws provisions.

b.	Any claim you wish to initiate arising out of or relating to this Letter (including Annex A hereto), the breach thereof, your employment with us, or the termination of that employment will be resolved by binding arbitration before a single arbitrator in the City of Detroit, Michigan, administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

c.	Any claim initiated by us arising out of or relating to this Agreement, the breach thereof, your employment or its termination, shall, at our election, be resolved in accordance with Sections 8(b) or 8(d), in our sole discretion.

d.

You hereby irrevocably submit to the jurisdiction of any state or federal court located in Detroit, Michigan; provided, however, that nothing herein shall preclude us from bringing any suit, action or proceeding in any other court, including without limitation for the purposes of enforcing the provisions of this Section 8 or enforcing any judgment or award obtained by us. You waive, to the fullest extent permitted by applicable law, any objection you now or hereafter have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding brought in an applicable court described in this Section 8(d), and agree that you will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any court. You further agree that, to the fullest extent permitted by applicable law, a final and non-appealable judgment in any suit, action or proceeding brought in any

2

applicable court described in this Section 8(d) shall be conclusive and binding upon you and may be enforced in any other jurisdiction. To the extent that, notwithstanding Section 8(b) of this Letter, you bring an action in any court, you agree to do so exclusively in the state or federal court located in Detroit, Michigan, provided that nothing herein shall waive the Company’s right to demand that you comply with Section 8(b). YOU EXPRESSLY AND KNOWINGLY WAIVE ANY RIGHT TO A JURY TRIAL IN THE EVENT THAT ANY ACTION ARISING OUT OF OR RELATING TO THIS LETTER (INCLUDING ANNEX A HERETO) OR THE BREACH THEREOF, OR YOUR EMPLOYMENT, OR THE TERMINATION THEREOF, IS LITIGATED OR HEARD IN ANY COURT.

9.	Counterparts: This Letter may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same.

10.	Headings: The Section and subsection headings in this Letter (including Annex A hereto) are for convenience only and shall not affect the meaning of any provisions.

[Remainder of Page Intentionally Left Blank]

3

Please acknowledge your agreement to the terms of this Letter by your signature below.

Sincerely,

XPO LOGISTICS, INC.

By: Gordon Devens Senior Vice President and General Counsel

Acknowledged and Agreed:

[EMPLOYEE]	DATE

Annex A

RESTRICTIVE COVENANTS

1.	Covenant Not to Solicit Restricted Customers and Carriers.

a.	Agreement Not to Solicit. For the duration of the “Severance Period” (as defined in the CIC Agreement) (the “Restricted Period”), you agree that you will not (nor will you assist any other person or entity to), for any reason, either directly or indirectly, call on, contact, solicit or otherwise take away or disrupt, or attempt to call on, contact, solicit or otherwise take away or disrupt, our relationship with or business expectancy from any customer or carrier of Parent or its affiliates (including the Company and its subsidiaries) (the “Parent Group”) (i) on whose account you worked or with whom you had regular contact, or (ii) as to whom you had access to Confidential Information (in either instance at any time within the one year prior to the Effective Time). This undertaking on your part for our benefit is called your “Non-Solicit Covenant.”

b.	You Acknowledge the Legitimacy, Reasonableness and Fairness of Your Non-Solicit Covenant. You acknowledge that: (i) in the course of performing your duties as an employee who has had and/or will have direct contact with the customers or carriers the Parent Group and/or access to proprietary information about them, you have had access to, and have been regularly exposed to, and in some cases have generated and controlled, Confidential Information which is sensitive, and competitively valuable information about of the Parent Group; (ii) the Parent Group has developed its Confidential Information through considerable time, effort and expense; (iii) the relationships of the Parent Group with its customers, carriers, vendors, suppliers, business partners and employees, as well its Confidential Information, constitute valuable and legitimate protectable business interests of the Parent Group; (iv) your Non-Solicit Covenant is reasonable and necessary to protect those interests, the Confidential Information and goodwill of the Parent Group; and (v) your compliance with your Non-Solicit Covenant following termination of your employment will not prevent you from earning a livelihood in a business similar to the business of the Parent Group, but, in any event, your experience and capabilities are such that you now have and will have other opportunities to earn a livelihood and adequate means of support for yourself and your dependents.

c.	For purposes of this Letter (including this Annex A), “Confidential Information” means all information, written (whether generated or stored on magnetic, digital, photographic or other media) or oral, not generally known, or proprietary to the Parent Group about the Parent Group’s businesses, affairs, operations, products, services, customer and carrier lists, pricing strategies, operating processes, business methods and procedures, information technology and information-gathering techniques and methods, business plans, financial affairs, and all other accumulated data, listings, or similar recorded matter useful in the businesses of the Parent Group, including by way of illustration and not limitation:

i.	information about the business, affairs or operation of the Parent Group developed by you or which was furnished to you by any member of the Parent Group during your employment;

ii.	operating instructions, training manuals, procedures, and similar information;

iii.	information about customers, carriers, vendors and other with whom the Parent Group does business (e.g. customer, carrier or vendor lists, pricing, contracts, and activity records);

iv.	information about sales and marketing (e.g., plans and strategies);

v.	information about any other third parties that the Parent Group has a business relationship with or owes a duty of confidentiality to; and

vi.	all notes, observations, data, analyses, compilations, forecasts, studies or other documents prepared by you that contain or reflect any Confidential Information and which is not known to the public generally other than as a result of your breach of this Letter (including this Annex A).

However, we expressly acknowledge and agree that the term “Confidential Information” excludes information which (A) is in the public domain or otherwise generally known to the trade, or (B) is disclosed to third parties other than by reason of your breach of your confidentiality obligations under this Letter (including this Annex A), or (C) is learned of by you after the termination of your employment from any other party not then under an obligation of confidentiality to the Parent Group.

2.	Covenant Not to Compete.

a.	Duration and Geographic Scope. For the Restricted Period, you are not allowed to compete with the Parent Group in the “Restricted Territory” (geographic area) fixed below. This undertaking on your part for our benefit is called your “Non-Compete Covenant.”

b.	Your Non-Compete Covenant. You expressly agree that during the Restricted Period, you will not (either directly or indirectly through others) have any of the following business relationships anywhere within your Restricted Territory:

i.	perform any services, whether as an employee, agent or independent contractor, which are the same as or reasonably related to the services you performed while employed by the Company or its affiliates during the two years prior to the Effective Time, for a “Competing Business” (defined below);

ii.	own any financial interest in a Competing Business (e.g., as a partner, member, principal, shareholder or other owner (other than a holder of less than 1% of the outstanding voting shares of any publicly held company)); or

iii.	loan money to, borrow money from, lease to, or have any other financial dealings with a Competing Business (except for ownership of less than 1% of the outstanding voting shares of any publicly held company).

c.	Definition of a “Competing Business”. You and Parent agree that a “Competing Business” means any individual or business (e.g., a corporation, partnership or limited liability company) engaged in the business of the Parent Group as it is conducting it immediately following the Effective Time (including any business any member of the Parent Group is then actively considering or was considering at any time during the 12 month period ending immediately following the Effective Time), including by way of example:

i.	any providers of transportation and transportation logistics services, including only by way of illustration, freight brokerage, freight forwarding, expediting, internet load boards, last-mile delivery logistics, truckload or less-than-truckload carriage, contract logistics or intermodal providers, or firms such as CH Robinson, Expeditors International of Washington, Inc., Echo Global Logistics Inc., Total Quality Logistics, TransCore, DHL, FedEx Corporation, United Parcel Service, Inc., Old Dominion Freight Line, YRC Worldwide Inc., J.B. Hunt Transport Services, Inc., Kühne + Nagel International AG, syncreon, Neovia Logistics and Hub Group Inc.; and

ii.	an individual or business that otherwise competes with the business of the Parent Group anywhere in the Restricted Territory.

d.	Your Restricted Territory. You agree that your “Restricted Territory” means any state, province, territory or country (including, without limitation, the United States, Canada, Mexico, and/or the European Union) in which the Parent Group’s customers are located or any member of the Parent Group performs services for or on behalf of the Parent Group’s customers or carriers.

e.

You Acknowledge the Legitimacy, Reasonableness and Fairness of Your Non-Compete Covenant. You acknowledge that: (i) in the course of performing your duties as an employee who has had and/or will have direct contact with the customers or carriers the Parent Group and/or access to proprietary information about them, you have had access to, and have been regularly exposed to, and in some cases have generated and controlled, Confidential Information which is sensitive, and competitively valuable information about of the Parent Group; (ii) your Non-Compete Covenant is essential to protect the business and goodwill of the Parent Group because, were you to enter into activities competitive with the business of the Parent Group, you would cause the Parent Group and/or its individual members

A-2

substantial harm (and not only because of your post-employment activities, but because of the impact those activities might have on the Parent Group’s other employees and former employees); and (iii) although your compliance with your Non-Compete Covenant may prevent you from earning a livelihood in a business similar to the business of the Parent Group, your experience and capabilities are such that you now have and will have other opportunities to earn a livelihood and adequate means of support for yourself and your dependents.

3.	Consequences of Your Breach of Your Non-Solicit and Non-Compete Covenants. We reserve the right to use any remedies available to us in law or in equity to enforce our rights under this Letter (including this Annex A), generally, and your Non-Compete Covenant, Non-Solicit Covenant and other covenants to us set forth in this Letter (including this Annex A), specifically. In addition to any other legal remedies we may be entitled to, you agree that if you breach your Non-Compete Covenant and/or Non-Solicit Covenant, you will be required, within ten business days following the first date on which you first breach your Non-Compete Covenant and/or Non-Solicit Covenant, to return to us the Shares, including any proceeds received in connection with the sale or disposition of the Shares, in each case, including any dividends and distributions that you received in respect of such Shares and net of any taxes paid by you in respect of such Shares. You further agree that if you violate your Non-Compete Covenant and/or your Non-Solicit Covenant, the Restricted Period shall be extended by a period of time equal to that period beginning when your activities constituting such violation commenced and ending when such violative activities terminated.

4.	Severability. If any provision of this Letter (including this Annex A) or its application is held invalid, such invalidation shall not affect other provisions or applications hereof which can be given effect without the invalid provisions or applications, and so that this objective may be achieved, the provisions hereof are declared to be severable. In the event of a final, non-reviewable, non-appealable determination that any covenant of yours set forth in this Letter (including this Annex A) (whether in whole or in part) is void or constitutes an unreasonable restriction against you, such provision shall not be rendered void but shall be deemed to be modified to the minimum extent necessary to make such provision enforceable for the longest duration and the greatest scope as may constitute a reasonable restriction under the circumstances.

5.	Interpretation. You agree that to the extent you become bound by a prior or subsequent written agreement with the Parent Group or any member thereof setting forth confidentiality, non-solicit, anti-hiring, non-compete and similar covenants in favor of the Parent Group or any member thereof, such prior or subsequent agreement shall be enforceable independent of this Letter (including this Annex A), and shall not be deemed to modify or supersede this Letter (including this Annex A) in any way, or to be modified or superseded by this Letter (including this Annex A) in any way. You and we acknowledge that it is our common and mutual intention that, notwithstanding the terms of any such prior or subsequent agreement, this Letter (including this Annex A) and each such prior or subsequent agreement shall be enforceable severally, and that you will be bound by and subject to the most restrictive and comprehensive restrictive covenants in any agreement with the Parent Group or any member thereof to which you are a party. You and we further expressly acknowledge and agree that there are no oral agreements between you and us pertaining to the subject matter hereof.

6.	Survival. The provisions of this Letter (including this Annex A) shall survive termination of your employment regardless of the reason.

A-3